Mercedes-Benz Auto Receivables Trust 2023-2
Investor Report

Collection Period Ended   30-Apr-2026

Amounts in USD

Dates

Collection Period No.	31			
Collection Period (from... to)	1-Apr-2026	30-Apr-2026		
Determination Date	13-May-2026			
Record Date	14-May-2026			
Distribution Date	15-May-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2026	15-May-2026	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2026	15-May-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	292,010,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	467,620,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	467,620,000.00	222,093,841.59	202,313,610.40	19,780,231.19	42.299797	0.432645
Class A-4 Notes	83,110,000.00	83,110,000.00	83,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,360,000.00**	**305,203,841.59**	**285,423,610.40**	**19,780,231.19**		
Overcollateralization	33,622,415.40	33,599,560.39	33,599,560.39			
Adjusted Pool Balance	1,343,982,415.40	338,803,401.98	319,023,170.79			
Yield Supplement Overcollateralization Amount	76,016,708.61	16,893,177.58	15,780,421.29			
Pool Balance	**1,419,999,124.01**	**355,696,579.56**	**334,803,592.08**			

	Amount	Percentage
Initial Overcollateralization Amount	33,622,415.40	2.50%
Target Overcollateralization Amount	33,599,560.39	2.50%
Current Overcollateralization Amount	33,599,560.39	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.920000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.950000%	1,101,215.30	2.354936	20,881,446.49	44.654734
Class A-4 Notes	6.010000%	416,242.58	5.008333	416,242.58	5.008333
Total		**$1,517,457.88**		**$21,297,689.07**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	20,002,315.72	(1) Total Servicing Fee	296,413.82
Interest Collections	2,252,236.36	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	239,148.66	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	1,214,670.30	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,517,457.88
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	69,164.55	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**23,777,535.59**	(6) Regular Principal Distributable Amount	19,780,231.19
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**23,777,535.59**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,183,432.70
		Total Distribution	**23,777,535.59**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	296,413.82	296,413.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,517,457.88	1,517,457.88	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,101,215.30	1,101,215.30	0.00
thereof on Class A-4 Notes	416,242.58	416,242.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,517,457.88	1,517,457.88	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,780,231.19	19,780,231.19	0.00
Aggregate Principal Distributable Amount	19,780,231.19	19,780,231.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,956.04
Reserve Fund Amount - Beginning Balance	3,359,956.04
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,975.73
minus Net Investment Earnings	8,975.73
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,956.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,975.73
Net Investment Earnings on the Collection Account	60,188.82
Investment Earnings for the Collection Period	69,164.55

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,419,999,124.01	29,224
Pool Balance beginning of Collection Period	355,696,579.56	13,527
Principal Collections	11,947,625.78	
Principal Collections attributable to Full Pay-offs	8,054,689.94	
Principal Purchase Amounts	0.00	
Principal Gross Losses	890,671.76	
Pool Balance end of Collection Period	334,803,592.08	12,978
Pool Factor	23.58%	

	As of Cutoff Date	Current
Weighted Average APR	7.07%	7.64%
Weighted Average Number of Remaining Payments	58.10	30.58
Weighted Average Seasoning (months)	10.12	40.55

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	325,428,901.06	12,718	97.20%
31-60 Days Delinquent	6,469,586.19	184	1.93%
61-90 Days Delinquent	2,344,404.57	59	0.70%
91-120 Days Delinquent	560,700.26	17	0.17%
Total	334,803,592.08	12,978	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.868%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	890,671.76	34	71,610,854.31	1,700
Principal Net Liquidation Proceeds	238,185.40		22,673,078.82	
Principal Recoveries	1,165,311.28		25,584,625.17	
Principal Net Loss / (Gain)	(512,824.92)		23,353,150.32	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(1.782%)
Prior Collection Period	2.052 %
Second Prior Collection Period	1.652 %
Third Prior Collection Period	0.249 %
Four Month Average	0.543%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.645%
Average Net Loss / (Gain)	13,737.15

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.